Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2011

HUDBAY MINERALS INC.

Condensed Consolidated Balance Sheet

(Unaudited and in thousands of Canadian dollars)

	Note	Jun. 30, 2011	Dec. 31, 2010	Jan. 1, 2010

Assets
Current assets
Cash and cash equivalents		$747,710	$901,693	$886,814
Trade and other receivables		40,925	78,168	40,185
Inventories	6	113,434	115,642	125,940
Prepaid expenses and other current assets		10,891	9,994	7,990
Other financial assets	7	2,650	3,795	955
Taxes receivable		7,667	99	15,313

		923,277	1,109,391	1,077,197
Inventories	6	5,661	6,052	5,188
Prepaid expenses		1,556	1,884	—
Other financial assets	7	138,244	117,686	86,676
Intangible computer software assets		10,783	7,083	1,967
Property, plant and equipment	4, 8	1,168,060	817,558	796,669
Goodwill	4	63,473	—	—
Deferred tax assets	9b	37,172	32,406	44,609

		$2,348,226	$2,092,060	$2,012,306

Liabilities
Current liabilities
Trade and other payables		$129,065	$133,597	111,802
Taxes payable		8,593	33,088	—
Derivative liabilities		1,562	2,767	2,907
Other liabilities		26,143	56,453	42,660

		165,363	225,905	157,369
Pension obligations		—	822	63
Other employee benefits		98,183	93,066	87,744
Provisions		116,697	112,514	81,021
Derivative liabilities		332	1,632	7,068
Deferred tax liabilities	9b	154,551	24,302	29,457

		535,126	458,241	362,722

Equity
Share capital	10b	1,011,887	642,161	656,427
Reserves		28,963	50,772	33,280
Retained earnings		760,005	931,464	958,518

Equity attributable to owners of the Company		1,800,855	1,624,397	1,648,225
Non-controlling interests		12,245	9,422	1,359

		1,813,100	1,633,819	1,649,584

		$2,348,226	$2,092,060	$2,012,306

Capital commitments (note 15)

HUDBAY MINERALS INC.

Condensed Consolidated Income Statement

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2011	2010	2011	2010

Revenue	5a	$246,823	$187,341	$424,168	$428,647

Cost of sales
Depreciation and amortization	5b	27,008	35,223	51,458	66,941
Other cost of sales		126,064	111,132	220,935	253,765

		153,072	146,355	272,393	320,706

Gross profit		93,751	40,986	151,775	107,941

Selling and administrative expenses		9,772	5,052	22,179	9,334
Exploration and evaluation		12,853	18,763	22,569	33,718
Other operating income	5c	(2,244)	(40)	(2,621)	(51)
Other operating expenses	5c	2,741	10,587	5,358	13,688
Asset impairment loss	8	212,739	—	212,739	—

Results from operating activities		(142,110)	6,624	(108,449)	51,252

Finance income	5d	(1,795)	(928)	(4,125)	(1,897)
Finance expenses	5d	1,950	1,200	3,553	2,362
Other finance losses (gains)	5d	3,407	(13,442)	4,205	(3,996)

Net finance expense (income)	5d	3,562	(13,170)	3,633	(3,531)

(Loss) profit before tax		(145,672)	19,794	(112,082)	54,783
Tax expense	9a	26,206	15,495	44,709	39,891

(Loss) profit for the period		(171,878)	4,299	(156,791)	14,892

Attributable to:
Owners of the Company		(166,919)	4,431	(150,122)	15,014
Non-controlling interests		(4,959)	(132)	(6,669)	(122)

		$(171,878)	$4,299	$(156,791)	$14,892

(Loss) earnings per share:	12
Basic		$(0.97)	$0.03	$(0.92)	$0.10
Diluted		(0.97)	0.03	(0.92)	0.10

Weighted average number of common shares outstanding:
Basic		171,381,834	150,795,852	163,737,799	152,215,266
Diluted		171,381,834	151,390,155	163,737,799	152,864,256

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

(Loss) profit for the period	$(171,878)	$4,299	$(156,791)	$14,892

Other comprehensive income (loss): (note 13)
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign operations	(3,635)	9,127	(14,379)	2,534
Effective portion of change in fair value of cash flow hedges	450	11,133	2,440	17,604
Change in fair value of available-for-sale financial assets	(21,366)	(6,325)	(12,079)	(7,340)
Tax effect	2,559	(2,386)	822	(4,190)

	(21,992)	11,549	(23,196)	8,608

Transferred to income statement:
Change in fair value of cash flow hedges	(164)	(756)	(61)	(1,258)
Change in fair value of available-for-sale financial assets	1,390	—	171	(1,094)
Tax effect	(145)	163	(36)	467

	1,081	(593)	74	(1,885)

Other comprehensive (loss) income net of tax, for the period	(20,911)	10,956	(23,122)	6,723

Total comprehensive (loss) income for the period	$(192,789)	$15,255	$(179,913)	$21,615

Attributable to:
Owners of the Company	(187,813)	15,387	(173,290)	21,737
Non-controlling interest	(4,976)	(132)	(6,623)	(122)

Total comprehensive (loss) income for the period	$(192,789)	$15,255	$(179,913)	$21,615

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interest	Total equity
Balance, Jan. 1, 2010	$656,427	$26,484	$—	$11,718	$(4,922)	$958,518	$1,648,225	$1,359	$1,649,584

Total comprehensive income for the period:
Profit (loss)	—	—	—	—	—	15,014	15,014	(122)	14,892
Other comprehensive income (loss)	—	—	2,534	(7,276)	11,465	—	6,723	—	6,723

Total comprehensive income (loss)	—	—	2,534	(7,276)	11,465	15,014	21,737	(122)	21,615

Share repurchases	(21,147)	(3,399)	—	—	—	(35,763)	(60,309)	—	(60,309)
Share issue costs	—	—	—	—	—	(188)	(188)	—	(188)
Share-based payment expense	—	341	—	—	—	—	341	—	341
Stock options exercised	1,175	(214)	—	—	—	—	961	—	961

Balance, Jun. 30, 2010	636,455	23,212	2,534	4,442	6,543	937,581	1,610,767	1,237	1,612,004

Total comprehensive income for the period :
Profit (loss)	—	—	—	—	—	8,958	8,958	(2,830)	6,128
Other comprehensive (loss) income	—	—	(17,278)	39,123	(8,447)	—	13,398	(326)	13,072

Total comprehensive (loss) income	—	—	(17,278)	39,123	(8,447)	8,958	22,356	(3,156)	19,200

Share issue costs	—	—	—	—	—	(174)	(174)	—	(174)
Share based payment expense	—	2,060	—	—	—	—	2,060	—	2,060
Stock options exercised	5,706	(1,417)	—	—	—	—	4,289	—	4,289
Dividends paid	—	—	—	—	—	(14,901)	(14,901)	—	(14,901)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	11,341	11,341

Balance, Dec. 31, 2010	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interest	Total equity

Balance, Jan. 1 2011	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819

Total comprehensive income for the period:
Loss	—	—	—	—	—	(150,122)	(150,122)	(6,669)	(156,791)
Other comprehensive (loss) income	—	—	(14,425)	(10,413)	1,670	—	(23,168)	46	(23,122)

Total comprehensive loss	—	—	(14,425)	(10,413)	1,670	(150,122)	(173,290)	(6,623)	(179,913)

Shares issued for acquisition	345,119	—	—	—	—	—	345,119	—	345,119
Share issue costs	(239)	—	—	—	—	—	(239)	—	(239)
Share-based payment expense	—	1,385	—	—	—	—	1,385	—	1,385
Stock options exercised	88	(26)	—	—	—	—	62	—	62
Dividends paid	—	—	—	—	—	(17,152)	(17,152)	—	(17,152)
Acquisition of non-controlling interest	24,758	—	—	—	—	(4,185)	20,573	9,446	30,019

Balance, Jun. 30, 2011	$1,011,887	$25,214	$(29,169)	$33,152	$(234)	$760,005	$1,800,855	$12,245	$1,813,100

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Cash Flows

(Unaudited and in thousands of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2011	2010	2011	2010
Cash generated from (used in) operating activities:
(Loss) profit before tax		$(145,672)	$19,794	$(112,082)	$54,783
Items not affecting cash:
Depreciation and amortization		27,200	35,295	51,759	67,081
Equity-settled share-based payment expense		1,721	673	2,568	1,076
Net finance costs		155	272	(572)	465
Change in fair value of derivatives		781	4,076	238	3,150
Items reclassified from other comprehensive income		(165)	(755)	(1,281)	(2,352)
Gain on disposition		(2,777)	—	(2,427)	—
Asset impairment losses	5d, 8	214,129	—	214,129	—
Other		(4,198)	(6,877)	(4,810)	(2,048)
Change in non-cash working capital	16	8,463	18,112	(2,375)	17,313
Taxes paid		(17,637)	2,270	(70,491)	(2,238)

		82,000	72,860	74,656	137,230

Cash used in investing activities:
Interest received		1,800	1,029	4,464	1,764
Proceeds on disposition		2,906	—	2,906	2,021
Acquisition of property, plant and equipment		(53,079)	(30,192)	(96,884)	(52,183)
Acquisition of intangible assets		(2,140)	(1,005)	(3,921)	(1,302)
Acquisition of investments		(4,170)	—	(31,805)	(1,930)
Acquisition of subsidiary, netof cash acquired	4	—	—	(94,855)	—
Release of (additions to) restricted cash		22	(1,932)	299	(1,932)
Sale of short-term investments		20,118	—	20,118	—
Acquisition of non-controlling interests	4	—	—	(9,156)	—

		(34,543)	(32,100)	(208,834)	(53,562)

Cash generated from (used in) financing activities:
Repurchase of common shares		—	(41,740)	—	(60,309)
Share issue costs		—	—	(237)	—
Proceeds from exercise of stock options		37	122	62	964
Dividends paid		—	—	(17,152)	—

		37	(41,618)	(17,327)	(59,345)

Effect of movement in exchange rates on cash and cash equivalents		(1,115)	2,643	(2,478)	641
Net increase (decrease) in cash and cash equivalents		46,379	1,785	(153,983)	24,964
Cash and cash equivalents, beginning of period		701,331	909,993	901,693	886,814

Cash and cash equivalents, end of period		$747,710	$911,778	$747,710	$911,778

For supplemental information, see note 16.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

1.	Reporting entity

HudBay Minerals Inc. (the “Company”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the period ended June 30, 2011 consist of the Company and its subsidiaries (together referred to as the “Group” or “HudBay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing and Sales Inc. (“HMS”), HMI Nickel Inc. (“HMI Nickel”), Norsemont Mining Inc. (“Norsemont”), St. Lawrence Zinc Company LLC (“St. Lawrence”), HudBay Michigan Inc. and HudBay Metal Marketing Inc. Compañía Guatemalteca de Níquel, S.A. (“CGN”) is a 98.2% owned subsidiary of HMI Nickel.

HudBay is a Canadian diversified mining company with assets in North, Central and South America. Through its subsidiaries, HudBay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper project in Peru and a nickel project in Guatemala. HudBay produces copper concentrate (containing copper, gold and silver), zinc metal and zinc oxide. HudBay’s shares are listed on the Toronto and New York stock exchanges under the symbol “HBM”.

These condensed consolidated interim financial statements have been prepared on a going concern basis as management believes there are no uncertainties that lead to significant doubt the entity can continue as a going concern in the foreseeable future.

The impact of seasonality on operations is not considered significant on the condensed consolidated interim financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

2.	Basis of preparation

(a)	Statement of compliance:

The Company has adopted International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) effective for the year ended December 31, 2011.

These are the Company’s IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements. These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s first IFRS condensed consolidated interim financial statements for the three months ended March 31, 2011. The Group’s consolidated financial statements for the year ended December 31, 2010 were prepared under Canadian generally accepted accounting principles (“GAAP”) and are available at www.sedar.com.

Previously, the Company prepared its consolidated annual and condensed consolidated interim financial statements in accordance with Canadian GAAP.

Note 18 contains an explanation of the effect the transition to IFRSs had on the Group’s reported financial position, financial performance and cash flows. This note includes reconciliations of equity and comprehensive income for comparative periods reported under GAAP to those reported for those periods and at the date of transition under IFRS.

The Board of Directors approved these condensed consolidated interim financial statements on August 9, 2011.

(b)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Significant areas requiring management judgment include estimates of ore reserves and resources, which, for example, affect the carrying value of property, plant and equipment; units-of-production depreciation; plant and equipment estimated useful lives and residual values; mining properties expenditures capitalized; cost allocations for mine development; acquisition method accounting;

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

estimates of fair value of financial instruments; in-process inventory quantities and provision for inventory obsolescence; recoverability of exploration and evaluation assets; assessments related to impairment; pensions and other employee benefits; decommissioning, restoration and similar liabilities; taxes; share-based payment expense; contingent liabilities; assaying used to determine revenue; and determinations of functional currency.

Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

3.	Significant Accounting Policies

The condensed consolidated interim financial statements reflect standards and interpretations anticipated to be in effect at December 31, 2011 that are required to be applied by an entity with an annual period beginning on or after January 1, 2010. For a description of the significant accounting policies applied, refer to note 3 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011. Any subsequent changes to IFRSs that become effective and are adopted for the December 31, 2011 consolidated annual financial statements could result in revisions to accounting policies applied in these condensed consolidated interim financial statements, and if applicable, the opening balance sheet and reconciliations.

New standards and interpretations not yet adopted

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (“OCI”). Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39 and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB published Deferred Tax: Recovery of Underlying Assets Amendments to IAS 12. This amendment introduces an exception to the current measurement principles of deferred tax assets and liabilities arising from investment property measured using the fair value model in accordance with IAS 40 Investment Property. The exception also applies to investment properties acquired in a business combination accounted for in accordance with IFRS 3 Business Combinations provided the acquirer subsequently measures these assets applying the fair value model. The effective date for the amendment is for periods beginning on or after January 1, 2012 and is applied retrospectively. Early application is permitted. The Group has not yet determined the effect of the 2010 amendment on its consolidated financial statements.

Amendments to IFRS 7 Disclosures – Transfers of Financial Assets

In October 2010 the IASB issued Amendments to IFRS 7 Disclosures – Transfers of Financial Assets, which require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. The effective date for the amendment is for periods beginning on or after January 1, 2012. The Group does not expect the amendment to have a material effect on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IAS 27 (2008) survives as IAS 27 (2011) Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities within the scope of SIC-12, stating that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In addition, IFRS 10 carries forward the consolidation procedures substantially unmodified from IAS 27 (2008). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it also applies IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011) at the same time. The Group has not yet determined the effect of adoption of IFRS 10 on its consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which replaces the guidance in IAS 31 Interests in Joint Ventures. IFRS 11 classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. A joint operator will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. A joint venturer will recognize an investment and account for that investment using the equity method. Under existing IFRS, entities have the choice to proportionately consolidate or apply the equity method to interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it shall also apply IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011) at the same time. The Group has not yet determined the effect of adoption of IFRS 11 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The required disclosures aim to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group has not yet determined the effect of adoption of IFRS 12 on its consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The standard establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Group has not yet determined the effect of adoption of IFRS 13 on its consolidated financial statements.

Amendments to IAS 28 Investments in Associates and Joint Ventures

In May 2011, the IASB issued Amendments to IAS 28 Investments in Associates and Joint Ventures, which carries forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. IAS 28 (2011) is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it shall also apply IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011) at the same time. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendments require separate presentation of the items of OCI that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The standard is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

IAS 19 Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19 Employee Benefits to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans and require immediate recognition of actuarial gains and

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

losses in OCI; eliminate use of an expected rate of return on plan assets and require use of the discount rate to determine the interest on the plan asset component of the net interest cost; and set out additional disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

4.	Acquisition of Norsemont

On March 1, 2011, the Group obtained control of Norsemont, a Canadian mineral exploration and development company focused on its wholly-owned Constancia copper project in southern Peru. HudBay obtained control of Norsemont by acquiring 90.5% of the share capital and voting interests in the company. As a result, the Group’s equity interest in Norsemont increased from 1.2% to 91.7%. Acquiring control of Norsemont allows the Group an opportunity to develop the Constancia project and significantly increase HudBay’s future copper production.

Subsequent to the acquisition, the Group acquired additional interests in Norsemont. At June 30, 2011, the Group’s ownership interest was 97.8%. The Group initiated a compulsory acquisition transaction to acquire the remaining shares of Norsemont that it did not already own, and subsequent to June 30, 2011, on July 5, 2011, HudBay acquired the remaining common shares and now wholly owns Norsemont.

Since acquisition, Norsemont contributed a loss of $2,964 to the Group’s results. Norsemont does not currently earn revenue as it is in the development stage. If the acquisition had occurred on January 1, 2011, management estimates that consolidated revenue would have been $424,168 and consolidated loss for the period would have been $157,328. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2011.

Consideration transferred

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Cash consideration	$118,525
Equity instruments (20,372,986 common shares)	345,119

Total consideration transferred	463,644
Less: cash acquired	(23,669)

Total consideration transferred, net of cash acquired	$439,975

The fair value of the common shares issued was based on HudBay’s listed share price of $16.94 at the March 1, 2011 acquisition date.

The Group incurred acquisition related costs of $5,778 mainly relating to external legal fees and due diligence costs. These costs have been included in selling and administrative expenses in the Group’s consolidated income statement. In addition, the Group incurred share issue costs of $239 and presented them as a deduction from share capital. For cash flow purposes, the Group paid $94,856 upon acquisition of Norsemont representing $118,525 of cash paid, net of $23,669 cash received.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Identifiable assets acquired and liabilities assumed

Recognized amounts of identifiable assets acquired and liabilities assumed as at the date of acquisition were as follows:

Provisional fair value
Cash and cash equivalents	$23,669
Short-term investments	20,053
Receivables and prepaid expenses	19,447
Mineral properties	520,768
Other property, plant and equipment	564
Deferred tax assets	750
Trade and other payables	(13,827)
Provisions – decommissioning and restoration liabilities	(978)
Deferred tax liabilities	(128,211)

Total net identifiable assets	$442,235

The fair values disclosed are provisional due to the complexity of the acquisition and due to the inherently uncertain nature of the mining industry. The Group will complete its review of the fair value of the assets and liabilities acquired within twelve months of the acquisition date. In particular, the fair values of mineral properties, other property, plant and equipment, decommissioning and restoration liabilities and deferred tax assets and liabilities have been determined provisionally pending completion of an independent valuation.

Acquired receivables were valued at $19,248. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. Receivables related primarily to the timing of receipt of proceeds by Norsemont from exercises of stock options and warrants. Subsequent to the acquisition date, all receivables relating to the exercises of stock options and warrants were collected.

Goodwill

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$463,644
Fair value of previous 1.2% interest in the acquiree	6,043
Non-controlling interests of 8.3% measured based on the proportionate share of identifiable net assets	36,705
Less: value of net identifiable asset acquired	(442,235)

Goodwill	64,157

The Group recognized a gain of $2,100 in other finance gains and losses as a result of remeasuring its existing 1.2% interest in Norsemont to fair value. Of this amount, $1,219 represented a transfer of gains recognized in previous periods from the available-for-sale reserve within equity into the income statement (note 5d).

The goodwill balance arose mainly from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

tax purposes.

As a result of foreign exchange translation from Norsemont’s US dollar functional currency to the Group’s Canadian dollar presentation currency, the goodwill balance was $63,473, as at June 30, 2011.

Acquisition of non-controlling interests

On March 15, 2011, the Group acquired an additional 6.9% interest in Norsemont. The Group transferred consideration of $33,914 to the non-controlling interest holders, consisting of cash of $9,156 and 1,566,945 HudBay common shares. The carrying amount of Norsemont’s net assets in the Group’s financial statements on the acquisition date was $511,495 and the carrying value of the additional interest acquired was $30,809. The Group recognized the difference of $3,105 between the consideration transferred and the carrying value of the interest acquired in retained earnings.

Subsequent to the acquisition, Norsemont issued additional shares to non-controlling interest holders upon the exercise of warrants. The Group received proceeds of $2,472 and recognized an increase to non-controlling interests of $3,549 and a decrease to retained earnings of $1,077.

As at June 30, 2011, the Group’s ownership interest in Norsemont was 97.8%.

The following summarizes the effect of changes in the Company’s ownership interest in Norsemont:

Ownership interest before acquisition	$6,043
Effect of increase in ownership interest upon acquisition of control	463,644
Effect of increase in ownership interest upon acquisition of non-controlling interest, on March 15, 2011	30,809
Effect of decrease from Norsemont shares issued upon exercises of warrants	(1,077)
Less: share of comprehensive loss	(6,830)

Ownership interest at June 30, 2011	$492,589

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

5.	Revenue and expenses

(a)	Revenue:

The Group’s revenue by significant product types:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Copper	$137,127	$98,086	$215,063	$218,008
Zinc	40,357	34,444	82,102	91,439
Gold	40,981	26,235	58,730	58,013
Silver	8,816	4,952	12,956	12,969
Other	29,775	24,983	70,972	50,842

	257,056	188,700	439,823	431,271
Less: treatment and refining charges	(10,233)	(1,359)	(15,655)	(2,624)

	$246,823	$187,341	$424,168	$428,647

During the six months ended June 30, 2011, copper, gold and silver revenues were from the sale of metal contained in concentrates or anodes after deducting applicable treatment and refining costs. During 2010, copper revenues also included sales of copper cathode. Other revenues include sales of zinc oxide.

A portion of the Group’s revenue from sales of zinc is hedged and designated as cash flow hedges. For the six months ended June 30, 2011, revenues from zinc sales include losses of $542 (three months ended June 30, 2011 – $202) from the hedging reserve (note 14b).

(b)	Depreciation and amortization:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Total depreciation and amortization presented in:
Cost of sales	$27,008	$35,223	$51,458	$66,941
Selling and administrative expenses	192	40	301	78
Other operating expenses	—	32	—	62

	27,200	35,295	51,759	67,081

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(c)	Other operating income and expense:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Other operating income
Net gain on sale of property, plant and equipment	$(78)	$—	$(428)	$—
Gain on sale of White Pine Copper Refinery	(1,999)	—	(1,999)	—
Other income	(167)	(40)	(194)	(51)

	(2,244)	(40)	(2,621)	(51)

Other operating expense
Cost of non-producing properties	2,727	10,559	5,336	13,624
Other expense	14	28	22	64

	$2,741	$10,587	$5,358	$13,688

In June 2011, the Company disposed of its shares in the White Pine Copper Refinery for proceeds of $2,906 and recognized a gain on sale of $1,999.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(d)	Finance income and expenses:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Finance income
Interest income	$(1,791)	$(1,148)	$(4,113)	$(1,861)
Other finance income	(4)	220	(12)	(36)

	(1,795)	(928)	(4,125)	(1,897)

Finance expense
Other finance expense	1,053	358	1,745	678
Unwinding of discounts on provisions	897	842	1,808	1,684

	1,950	1,200	3,553	2,362

Other finance losses (gains)
Net foreign exchange losses (gains)	1,407	(12,185)	4,226	(1,638)
Ineffective gains on cash flow hedges	(137)	(1,018)	(210)	(1,025)
Change in fair value of financial assets and liabilities at fair value through profit loss:
Classified as held-for-trading	747	—	899	—
Remeasurement to fair value of existing interest in Norsemont
Recognized in the income statement	—	—	(881)	—
Reclassified from equity	—	—	(1,219)	—
Net loss reclassified from equity on impairment of available-for-sale investments	1,390	—	1,390	—
Net gain reclassified from equity on disposal of available-for-sale investments	—	—	—	(1,094)
Other	—	(239)	—	(239)

	3,407	(13,442)	4,205	(3,996)

Net finance expense (income)	$3,562	$(13,170)	$3,633	$(3,531)

During the three months ended June 30, 2011, the Group recognized an impairment loss on investment in listed shares and transferred pre-tax losses of $1,390 from the available-for-sale reserve within equity to the income statement.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

6.	Inventories

	Jun. 30, 2011	Dec. 31, 2010	Jan. 1, 2010

Current
Work in progress	$10,308	$18,775	$51,250
Finished goods	89,227	81,277	59,595
Materials and supplies	13,899	15,590	15,095

	113,434	115,642	125,940

Non-current
Materials and supplies	5,661	6,052	5,188

Total	$119,095	$121,694	$131,128

7.	Other financial assets

	Jun. 30, 2011	Dec. 31, 2010	Jan. 1, 2010

Current
Derivative assets	$2,650	$3,795	$955

Non-current
Available-for-sale investments	130,553	104,990	27,249
Investments at fair value through profit or loss	3,343	7,688	138
Derivative assets	242	603	258
Restricted cash	4,106	4,405	59,031

	138,244	117,686	86,676

	$140,894	$121,481	$87,631

Credit facility, letters of credit and restricted cash

On November 3, 2010, the Company arranged a new US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years and is secured by a pledge of assets of the parent company and is unconditionally guaranteed by the Company’s material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at June 30, 2011, the Company has outstanding letters of credit in the amount of $60,939, of which $58,687 is supported by the revolving credit facility.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

8.	Asset impairment loss

During the three months ended June 30, 2011, the Group recognized an impairment loss of $212,739 to reduce the carrying value of the Fenix nickel project in Guatemala to an estimate of the fair value less costs to sell. The Group had been engaged in a process to identify strategic partners for its Fenix project, which is in the development phase. In the course of that process, during the three months ended June 30, 2011, it became apparent that the carrying value of the Group’s investment in Fenix was not supported by indicative proposals the Group received for an ownership interest in Fenix. HudBay determined the fair value of the Fenix project based on the indicative offers received from third parties.

As at June 30, 2011, management considered whether it was appropriate to present the assets and liabilities of the Fenix project as held for sale; however, due to significant uncertainties at that time related to a proposed transaction, management was unable to conclude that a sale was highly probable to occur within one year. Accordingly, the Group has not presented the Fenix project as held for sale in these condensed consolidated interim financial statements, and the results of its operations are not presented as discontinued operations.

The Group has allocated the impairment loss to property, plant and equipment (primarily capital works in progress) related to the Fenix project, which constitutes a cash-generating unit. The Group has classified the impairment loss within the other operating expense function on the income statement and has presented the impairment loss within the HMI Nickel operating segment.

On August 5, 2011, the Group announced it had entered into a definitive agreement with the Solway Group (“Solway”) to sell 100% of its interest in the Fenix project for US$140 million in cash at closing and US$30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project. Closing of the transaction is expected to occur during the three months ending September 30, 2011.

Management expects to present the results of the Fenix operations as discontinued operations in the Group’s condensed consolidated interim financial statements for the three and nine months ending September 30, 2011.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

9.	Income and mining taxes

(a)	Tax expense:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Tax expense based on:
Current:
Taxable income	$16,186	$13,404	$23,573	$26,044
Taxable mining profits	13,163	8,115	20,263	15,567

	29,349	21,519	43,836	41,611

Deferred:
Income taxes – origination and reversal of temporary difference	(2,197)	(6,455)	1,887	(4,113)
Mining taxes – origination and reversal of temporary difference	253	(900)	703	(29)
Benefit arising from previously unrecognized tax loss, or temporary difference	(1,199)	1,331	(1,717)	1,307
Relating to the write-down/reversal of write-down of a deferred tax asset	—	—	—	1,115

	(3,143)	(6,024)	873	(1,720)

	$26,206	$15,495	$44,709	$39,891

(b)	Deferred tax assets and liabilities as represented on the balance sheet:

	Jun. 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Deferred income tax asset	$20,818	$15,349	$26,363
Deferred income tax liability	(154,551)	(24,302)	(29,457)
Deferred mining tax asset	16,354	17,057	18,246

	$(117,379)	$8,104	$15,152

(c)	Changes in deferred tax assets and liabilities:

	Six months ended June 30
	2011	2010

Balance, beginning of period	$8,104	$15,152
Deferred tax expense	(873)	1,720
OCI transactions	1,495	1,158
Purchase price adjustment	(127,461)	—
Foreign currency translation on Norsemont deferred tax liability	1,386	—
Other	(30)	(186)

	$(117,379)	$17,844

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

10.	Share capital

(a)	Preference shares:

Authorized:    Unlimited preference shares without par value

(b)	Common shares:

Authorized:    Unlimited common shares without par value

Issued and fully paid:

	Six months ended Jun. 30, 2011		Year ended Dec. 31, 2010
	Common shares	Amount	Common shares	Amount

Balance, beginning of period	149,431,339	$642,161	153,854,655	$656,427
Exercise of options	13,933	88	623,784	6,881
Shares repurchased	—	—	(5,047,100)	(21,147)
Share issue costs, net of tax	—	(239)	—	—
Issued – acquisition of Norsemont (note 4)	20,372,986	345,119	—	—
Issued – acquisition of non-controlling interest (note 4)	1,566,945	24,758	—	—

Balance, end of period	171,385,203	$1,011,887	149,431,339	$642,161

The Company paid dividends of $0.10 per share on March 31, 2011 to shareholders on record as of March 31, 2011. On August 9, 2011, HudBay’s board of directors declared a semi-annual dividend in the amount of $0.10 per common share, payable on September 30, 2011 to shareholders on record as of September 15, 2011.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

11.	Share-based payment

(a)	Cash-settled share-based payment:

The Group has two cash-settled share-based payment plans, as described below.

Deferred share units

At June 30, 2011, the value of the outstanding liability related to the DSU plan was $2,936 (December 31, 2010 – $3,167).

During the six months ended June 30, 2011, the Company granted 27,641 DSUs (six months ended June 30, 2010 – 58,662 DSUs) to members of the Board of Directors at a weighted average price of $16.41 (six months ended June 30, 2010 – $12.86). A net expense of $230 (six months ended June 30, 2010 – $445) relating to the grant of DSUs and mark-to-market adjustments is included in general and administrative expenses.

During the three months ended June 30, 2011, the Company granted 13,267 DSUs (three months ended June 30, 2010 – 42,493 DSUs) to members of the Board of Directors at a weighted average price of $16.06 (three months ended June 30, 2010 – $12.49). A net credit of $74 (three months ended June 30, 2010 – $315) relating to the grant of DSUs and mark-to-market adjustments is included in general and administrative expenses.

Restricted share units

At June 30, 2011, the value of the outstanding liability related to the RSU plan was $2,971 (December 31, 2010 – $1,641).

During the six months ended June 30, 2011, the Company granted 316,557 RSUs (six months ended June 30, 2010 – 284,289 RSUs) to employees at a weighted average price of $15.90 (six months ended June 30, 2010 – $13.37). As a result of recognizing the expense for RSUs granted over the service period and mark-to-market adjustments, a net expense of $1,330 (six months ended June 30, 2010 – $304) is included in cost of sales, and selling and administrative expenses.

During the three months ended June 30, 2011, the Company did not grant any RSUs (three months ended June 30, 2010 – 0 RSUs) to employees. As a result of recognizing the expense for RSUs granted over the service period and mark-to-market adjustments, a net expense of $992 (three months ended June 30, 2010 – $234) is included in cost of sales, and selling and administrative expenses.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(b)	Equity-settled share-based payment – stock options:

	Six months ended Jun. 30, 2011		Year ended Dec. 31, 2010
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price
Balance, beginning of period	4,368,784	$14.50	4,637,113	$14.25
Granted	—	—	900,000	12.17
Exercised	(13,933)	4.47	(623,784)	8.42
Forfeited	(86,667)	19.16	(145,557)	10.42
Expired	—	—	(398,988)	17.31

Balance, end of period	4,268,184	$14.44	4,368,784	$14.50

The following table summarizes the options outstanding at June 30, 2011:

Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$2.59 - 10.20	998,342	4.1	$6.88	921,677	$6.79
10.21 - 14.02	1,007,000	2.9	12.01	353,667	11.95
14.03 - 16.00	736,703	6.7	15.86	736,703	15.86
16.01 - 20.78	355,200	3.2	17.53	355,200	17.53
20.79 - 23.74	1,170,939	5.8	21.14	1,170,939	21.14

$2.59 - 23.74	4,268,184	4.66	$14.44	3,538,186	$15.02

12.	Earnings per share data

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

(Loss) profit attributable to owners of the Company:	$(166,919)	$4,431	$(150,122)	$15,014

Weighted average common shares outstanding
Basic	171,381,834	150,795,852	163,737,799	152,215,266
Plus net incremental shares from assumed conversion: stock options	—	594,303	—	648,990

Diluted	171,381,834	151,390,155	163,737,799	152,864,256

For the three and six months ended June 30, 2011, the Company did not include stock options in the diluted weighted average number of common shares outstanding as they were anti-dilutive.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

13.	Other comprehensive income (loss) (“OCI”)

	Three months ended Jun. 30, 2011			Three months ended Jun. 30, 2010
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax

Foreign currency translation
Net exchange (loss) gain on translation of foreign operations	(3,635)	—	(3,635)	9,127	—	9,127

	(3,635)	—	(3,635)	9,127	—	9,127

Available-for-sale
Change in fair value of available-for-sale investments	(21,366)	2,687	(18,679)	(6,325)	880	(5,445)
Transfer to income statement on impairment of investments	1,390	(174)	1,216	—	—	—

	(19,976)	2,513	(17,463)	(6,325)	880	(5,445)

Cash flow hedge
Effective portion of change in fair value of cash flow hedge	450	(128)	322	11,133	(3,266)	7,867
Transfer to income statement	(164)	29	(135)	(756)	163	(593)

	286	(99)	187	10,377	(3,103)	7,274

Total OCI (loss)	(23,325)	2,414	(20,911)	13,179	(2,223)	10,956

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

	Six months ended Jun. 30, 2011			Six months ended Jun. 30, 2010
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax

Foreign currency translation
Net exchange (loss) gain on translation of foreign operations	(14,379)	—	(14,379)	2,534	—	2,534

	(14,379)	—	(14,379)	2,534	—	2,534

Available-for-sale
Change in fair value of available-for-sale investments	(12,079)	1,516	(10,563)	(7,340)	1,014	(6,326)
Transfer to income statement on impairment of investments	1,390	(174)	1,216	—	—	—
Transfer to income statement on sale of investments	(1,219)	153	(1,066)	(1,094)	144	(950)

	(11,908)	1,495	(10,413)	(8,434)	1,158	(7,276)

Cash flow hedge
Effective portion of change in fair value of cash flow hedge	2,440	(694)	1,746	17,604	(5,204)	12,400
Transfer to income statement	(61)	(15)	(76)	(1,258)	323	(935)

	2,379	(709)	1,670	16,346	(4,881)	11,465

Total OCI (loss)	(23,908)	786	(23,122)	10,446	(3,723)	6,723

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statement:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Revenue	$164	$756	$61	$1,258
Other finance gains/losses	(1,390)	—	(171)	1,094
Tax expense	145	(163)	36	(467)

	(1,081)	593	(74)	1,885

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

14.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

	Jun. 30, 2011		Dec. 31, 2010		Jan. 1, 2010
	Fair Value	Carrying value	Fair Value	Carrying value	Fair Value	Carrying value
Financial assets

Loans and receivables
Cash and cash equivalents[1]	747,710	747,710	901,693	901,693	886,814	886,814
Restricted cash[1]	4,106	4,106	4,405	4,405	59,031	59,031
Trade and other receivables[1] [2]	31,819	31,819	68,778	68,778	36,755	36,755

Fair value through profit and loss
Trade and other receivables embedded derivatives[3]	2,981	2,981	5,841	5,841	209	209
Non-hedge derivative assets[3]	1,083	1,083	2,724	2,724	955	955
Investments at FVTPL[4]	3,343	3,343	7,688	7,688	138	138

Designated in cash flow hedges
Hedging derivative assets[3]	1,809	1,809	1,674	1,674	258	258

Available-for-sale
Available-for-sale investments[4]	130,553	130,553	104,990	104,990	27,249	27,249

	923,404	923,404	1,097,793	1,097,793	1,011,409	1,011,409

Financial liabilities

Fair value through profit and loss
Trade and other payables[1] [2]	122,525	122,525	124,449	124,449	108,144	108,144
Trade and other payables – embedded derivatives[3]	953	953	941	941	557	557
Non-hedge derivative liabilities[3]	2	2	17	17	152	152

Designated in cash flow hedges Hedging derivative liabilities[3]	1,892	1,892	4,383	4,383	9,823	9,823

	125,372	125,372	129,790	129,790	118,676	118,676

Net financial assets	798,032	798,032	968,003	968,003	892,733	892,733

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates and adjusted for credit risk.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at fair-value-through-profit-loss (“FVTPL”) consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition.

June 30, 2011	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	—	2,981	—	2,981
Non-hedge derivatives	—	1,083	—	1,083
Hedging derivatives	—	1,809	—	1,809
Investments at FVTPL	—	3,343	—	3,343
Available-for-sale investments	128,553	—	2,000	130,553

	128,553	9,216	2,000	139,769

Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	953	—	953
Non-hedge derivatives	—	2	—	2
Cash flow hedge derivatives	—	1,892	—	1,892

	—	2,847	—	2,847

December 31, 2010	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	—	5,841	—	5,841
Non-hedge zinc derivatives	—	2,724	—	2,724
Hedging derivatives	—	1,674	—	1,674
Investments at FVTPL	—	7,688	—	7,688
Available for sale investments	102,990	—	2,000	104,990

	102,990	17,927	2,000	122,917

Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	941	—	941
Non-hedge derivatives	—	17	—	17
Hedging derivatives	—	4,383	—	4,383

	—	5,341	—	5,341

There were no transfers between levels during the period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(b)	Derivatives and hedging:

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed-price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At June 30, 2011, the Group held contracts for forward zinc purchases of 5,563 tonnes that related to forward customer sales of zinc and zinc oxide. Prices ranged from US$1,722 to US$2,443 per tonne, and settlement dates extended out up to June 2012.

Cash flow hedging derivatives

In 2009, the Group entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts expire in July 2012. The risk management objective for these hedging relationships is to mitigate the impact on the Group of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. The effective portion of the change in fair value of cash flow hedging derivatives recognized in other comprehensive income is presented in note 13, and the ineffective portion recognized in other finance gains and losses in the income statement is presented in note 5d. Gains and losses reclassified from the cash flow hedge reserve to revenue are presented in note 13.

The following tables summarizes the Group’s cash flow hedging derivatives, indicating the periods in which cash flows associated with the cash flow hedging derivatives are expected to occur:

June 30, 2011	Quantity	Weighted average price	Fair value of derivative asset (liability)	Expected cash flows
Zinc swaps – US$ denominated contracts
Maturing between:	Metric tonnes	US$/MT
0 to 12 months	10,980	2,220.0	(1,560)	(1,560)
13 to 24 months	1,830	2,220.0	(332)	(332)

	12,810	2,220.0	(1,892)	(1,892)

Foreign currency swaps – sell US$/buy C$
Maturing between:	Value	Rate
0 to 12 months	16,310	1.0668	1,567	1,567
13 to 24 months	2,718	1.0668	242	242

	19,028	1.0668	1,809	1,809

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

December 31, 2010	Quantity	Weighted average price	Fair value of derivative asset (liability)	Expected cash flows
Zinc swaps – US$ denominated contracts
Maturing between:	Metric tonnes	US$/MT
0 to 12 months	11,437	2,220	(2,560)	(2,560)
13 to 24 months	7,320	2,220	(1,826)	(1,826)

	18,757	2,220	(4,386)	(4,386)

Foreign currency swaps – sell US$/buy C$
Maturing between:	Value	Rate
0 to 12 months	16,310	1.0668	1,071	1,071
13 to 24 months	10,873	1.0668	603	603

	27,183	1.0668	1,674	1,674

(c)	Embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At June 30, 2011, the Group’s net position consisted of contracts awaiting final pricing for sales of 12,105 tonnes of copper, purchases of 5,960 tonnes of zinc, sales of 18,587 ounces of gold and sales of 187,545 ounces of silver.

15.	Capital commitments

As at June 30, 2011, the Group had outstanding capital commitments of approximately $143 million related to its Lalor project and $39 million related to its Constancia project, including amounts pursuant to contracts the Group is able to terminate upon relatively short notice.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

16.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Change in:
Trade and other receivables	$33,616	$21,910	$56,601	$(9,474)
Inventories	9,459	6,444	(329)	45,702
Prepaid expenses and other current assets	(1,024)	1,056	(897)	2,033
Trade and other payables	(3,279)	(6,417)	(27,441)	(16,067)
Provisions and other liabilities	(30,309)	(4,881)	(30,309)	(4,881)

	$8,463	$18,112	$(2,375)	$17,313

(b)	Non-cash transactions:

During the six months ended June 30, 2011, the Group entered into the following non-cash investing and financing activities which are not reflected in the statement of cash flows:

•

Remeasurements of the Group’s provision for decommissioning liability led to increases in related assets of $173 (three months ended June 30, 2011 – $5,239). For the six months ended June 30, 2010, such increase in property, plant and equipment were $7,458 (three months ended June 30, 2010 – $6,826);

•	Depreciation of $210 (three months ended June 30, 2011 – $105) was capitalized for fixed assets in construction; and

•

As at June 30, 2011, additions to property, plant and equipment of $9,562 were purchased using trade credit which was not yet paid. These additions will be reflected in the statement of cash flows in the period payment is made.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

17.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the HBMS segment. The HBMS revenue segment generates the majority of revenues as it sells copper, zinc, gold, silver and other metals. The HMI Nickel consists of the Group’s Fenix nickel project in Guatemala. The Norsemont segment consists of the Group’s Constancia project in Peru, which was acquired on March 1, 2011. The “Other Segment” includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator, the Michigan segment which includes the Aquila property, and other exploration properties. The Balmat mine suspended operations on August 22, 2008. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect inter-company balances, which have been eliminated on consolidation.

Three months ended June 30, 2011
	HBMS	HMI Nickel	Norsemont	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	246,823	—	—	—	—	246,823

Cost of sales not including depreciation and amortization	126,064	—	—	—	—	126,064
Cost of sales – depreciation and amortization	27,008	—	—	—	—	27,008

Gross Profit	93,751	—	—	—	—	93,751
Selling and administration	598	—	—	—	9,174	9,772
Exploration and evaluation	5,647	2	1,898	5,490	(184)	12,853
Other operating income	(2,238)	(6)	—	—	—	(2,244)
Other operating expense	631	134	551	1,425	—	2,741
Asset impairment loss	—	212,739	—	—	—	212,739

Results from operating activities	89,113	(212,869)	(2,449)	(6,915)	(8,990)	(142,110)

Finance income						(1,795)
Finance expenses						1,950
Other finance losses						3,407

Loss before tax						(145,672)
Tax expense						26,206

Loss for the period						(171,878)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Three months ended June 30, 2010
	HBMS	HMI Nickel	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	187,341	—	—	—	187,341

Cost of sales not including depreciation and amortization	111,132	—	—	—	111,132
Cost of sales – depreciation and amortization	35,223	—	—	—	35,223

Gross Profit	40,986	—	—	—	40,986
Selling and administration	660	(4)	—	4,396	5,052
Exploration and evaluation	15,482	643	2,638	—	18,763
Other operating income	(38)	(2)	—	—	(40)
Other operating expense	791	3,409	6,424	(37)	10,587

Results from operating activities	24,091	(4,046)	(9,062)	(4,359)	6,624

Finance income					(928)
Finance expenses					1,200
Other finance gain					(13,442)

Profit before tax					19,794
Tax expense					15,495

Profit for the period					4,299

Six months ended June 30, 2011
	HBMS	HMI Nickel	Norsemont	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	424,168	—	—	—	—	424,168

Cost of sales not including depreciation and amortization	220,935	—	—	—	—	220,935
Cost of sales – depreciation and amortization	51,458	—	—	—	—	51,458

Gross Profit	151,775	—	—	—	—	151,775
Selling and administration	1,281	33	—	—	20,865	22,179
Exploration and evaluation	12,758	10	1,898	7,882	21	22,569
Other operating income	(2,551)	(70)	—	—	—	(2,621)
Other operating expense	1,759	515	1,100	1,984	—	5,358
Asset impairment loss	—	212,739	—	—	—	212,739

Results from operating activities	138,528	(213,227)	(2,998)	(9,866)	(20,886)	(108,449)

Finance income						(4,125)
Finance expenses						3,553
Other finance losses						4,205

Loss before tax						(112,082)
Tax expense						44,709

Loss for the period						(156,791)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Six months ended June 30, 2011
	HBMS	HMI Nickel	Norsemont	Other	Corporate activities	Total
Total assets	887,942	149,357	576,837	8,980	725,110	2,348,226
Total liabilities	365,740	6,568	129,228	19,048	14,542	535,126

Property, plant and equipment	485,704	139,263	522,419	15,453	5,221	1,168,060
Additions to property, plant and equipment[1]	82,210	7,163	4,884	200	2,427	96,884
Additions to other non-current assets (intangibles)	3,921	—	—	—	—	3,921

[1]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 16b.

Six months ended June 30, 2010
	HBMS	HMI Nickel	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	428,647	—	—	—	428,647
Cost of sales not including depreciation and amortization	253,765	—	—	—	253,765
Cost of sales – depreciation and amortization	66,941	—	—	—	66,941

Gross Profit	107,941	—	—	—	107,941
Selling and administration	1,315	—	—	8,019	9,334
Exploration and evaluation	26,448	1,277	5,958	35	33,718
Other operating income	(20)	14	—	(45)	(51)
Other operating expense	822	5,606	7,223	37	13,688

Results from operating activities	79,376	(6,897)	(13,181)	(8,046)	51,252
Finance income					(1,897)
Finance expenses					2,362
Other finance gains					(3,996)

Profit before tax					54,783
Tax expense					39,891

Profit for the period					14,892

Total assets	815,323	387,641	4,276	777,336	1,984,576
Total liabilities	338,888	12,062	17,097	4,525	372,572

Property, plant and equipment	412,181	381,056	1,958	1,635	796,830
Additions to property, plant and equipment[1]	50,096	1,454	572	61	52,183
Additions to other non-current assets (intangibles)	1,302	—	—	—	1,302

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

18.	Transition to IFRS

As stated in note 2a, the Group will present its first consolidated annual financial statements prepared in accordance with IFRS for the year ending December 31, 2011, which will include comparative figures for the year ended December 31, 2010.

The accounting policies disclosed in note 3 to the condensed consolidated interim financial statements for the three months ended March 31, 2011, have been applied in preparing the condensed consolidated interim financial statements for the three and six months ended June 30, 2011, the comparative information presented in these interim financial statements for the three and six months ended June 30, 2010 and the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet as at January 1, 2010 (the Group’s transition date).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of the effect of transition from Canadian GAAP to IFRS on the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Exemptions applied:

IFRS 1, First-time Adoption of International Financial Reporting Standards, allows first-time adopters certain optional exemptions from full retrospective application of IFRSs. The Group applied the following exemptions as at January 1, 2010, its date of transition to IFRS:

•

Business combination exemption – The Group has elected not to apply IFRS 3, Business Combinations, retrospectively to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. The Group has determined that its 2008 acquisition of HMI Nickel would qualify as a business combination under IFRS 3 (2008). Accordingly, the Group has carried forward its Canadian GAAP accounting treatment for such acquisitions. In addition, and as a condition under IFRS 1 in applying this exemption, goodwill relating to business combinations that occurred prior to January 1, 2010 requires testing for impairment at the date of transition. However, no goodwill was recognized in the Canadian GAAP accounting treatment for such acquisitions.

•

Employee benefits exemptions – The Group has elected to recognize all cumulative (and previously unrecognized) actuarial gains and losses in retained earnings for defined benefit plans as at January 1, 2010. The Group has also elected not to provide additional disclosures regarding employee benefit plans, including certain information in respect of defined benefit plans for the previous four annual periods, to the extent that such disclosures relate to a period prior to the Group’s date of transition to IFRS.

•

Exemption for decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment – The Group has elected not to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively to determine the amount of decommissioning, restoration and similar liabilities to be included in the carrying value of property, plant and equipment as at January 1, 2010. Instead, the Group has

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

determined such carrying values by determining the amount of the liability as at January 1, 2010 in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, estimating the amount that would have been included in the cost of the related asset when the liability first arose and calculating the accumulated depreciation on that amount as at January 1, 2010 based on the Group’s current estimate of the useful life of the asset and the depreciation policy applied in accordance with IFRS.

•

Deemed cost exemption – The Group has elected to use fair value as at September 30, 2008 as deemed cost for its Balmat property, plant and equipment as at this date. On September 30, 2008, the Group revalued these Balmat assets to their fair value of nil as a result of recognizing impairment losses, as previously reported in the Group’s Canadian GAAP December 31, 2008 audited annual consolidated financial statements.

•

Cumulative translation differences exemption – The Group has elected to deem cumulative translation differences for all foreign operations to be zero at January 1, 2010, and reclassify any such amounts determined in accordance with Canadian GAAP at that date to retained earnings.

•

Borrowing costs exemption – The Group has elected to apply IAS 23, Borrowing Costs, prospectively to borrowing costs related to qualifying assets for which the commencement date for capitalization was on or after August 1, 2008. Accordingly, the Group has carried forward its Canadian GAAP accounting treatment for borrowing costs related to qualifying assets for which the commencement date for capitalization was prior to August 1, 2008.

•

Share-based payment exemption – The Group has elected not to apply IFRS 2, Share-based Payment, retrospectively to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, equity instruments granted after November 7, 2002 that vested before January 1, 2010, and liabilities for cash-settled share-based payment transactions that were settled before January 1, 2010.

•	Lease exemption – The Group has elected to determine whether arrangements existing at January 1, 2010 contain a lease on the basis of facts and circumstances existing at that date.

Mandatory exceptions:

IFRS 1 requires certain mandatory exceptions to retrospective application of IFRSs. The following mandatory exceptions were applicable to the Group’s transition to IFRS:

•

Estimates – Hindsight is not used to create or revise estimates. The Group has not revised estimates previously made under Canadian GAAP, except for adjustments required to reflect any difference in accounting policies or calculations. In particular, estimates at the date of transition to IFRSs of market prices, interest rates and foreign exchange rates reflect market conditions at that date.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

•

Hedge accounting – Hedging relationships cannot be retrospectively designated or retrospectively de-designated. The Group designated new hedging relationships in 2009 using documentation that satisfied both Canadian GAAP and IFRS requirements. In addition, in 2010, the Group continued to reclassify gains and losses from its hedging reserve to the income statement for a hedging relationship that was designated in 2007 under Canadian GAAP and discontinued in 2008 upon settlement of the hedging derivatives. This treatment was consistent with IFRS requirements. The Group did not record any retrospective adjustments to hedge accounting upon transition to IFRS.

Reconciliation of equity as at January 1, 2010, June 30, 2010 and December 31, 2010

	Notes	Jan. 1, 2010 (transition date)	Jun. 30, 2010	Dec. 31, 2010
Total equity under Canadian GAAP		1,698,484	1,681,725	1,748,981

Adjustments to equity, net of tax
Exploration and evaluation	a	(21,339)	(34,061)	(54,005)
Decommissioning and restoration liabilities and assets	b	(14,930)	(20,552)	(24,164)
Property, plant and equipment	c	(5,058)	(9,864)	(10,796)
Functional currency	d	(4,561)	314	(25,033)
Employee benefits	e	(3,641)	(3,173)	(2,682)
Provisions	f	(1,034)	(782)	(698)
“Own-use” derivatives	g	307	(2,222)	1,896
Non-controlling interest	h	1,356	48	49
Effect of re-measuring taxes	i	—	571	271

Net adjustment to equity		(48,900)	(69,721)	(115,162)

Total equity under IFRSs		1,649,584	1,612,004	1,633,819

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Reconciliation of statement of comprehensive income for the three and six months ended June 30, 2010

		Three months ended Jun. 30, 2010		Six months ended Jun. 30, 2010
	Notes	Before tax	Net of tax	Before tax	Net of tax
Total comprehensive income under
Canadian GAAP			15,103		41,021

Adjustments to profit:
Exploration and evaluation	a	(11,500)	(6,988)	(20,700)	(12,722)
Decommissioning and restoration liabilities and assets	b	(3,343)	(5,362)	(3,464)	(5,620)
Property, plant and equipment	c	(3,778)	(2,276)	(7,858)	(4,806)
Functional currency	d	8,000	8,000	2,339	2,339
Employee benefits	e	327	234	654	468
Provisions	f	47	27	368	252
“Own-use” derivatives	g	(4,510)	(3,236)	(3,524)	(2,529)
Effect of re-measuring taxes	i	—	759	—	759
Share-based payment	j	(6)	(6)	47	47
Other		(126)	(126)	(128)	(128)

Total adjustment to profit		(14,889)	(8,974)	(32,266)	(21,940)

Adjustment to other comprehensive income (loss):
Functional currency	d	9,128	9,128	2,535	2,535
Other		(2)	(2)	(1)	(1)

Total adjustment to OCI (loss)		9,126	9,126	2,534	2,534

Total adjustment to comprehensive income		(5,763)	152	(29,732)	(19,406)

Total comprehensive income under IFRS			15,255		21,615

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Reconciliation of statement of comprehensive income for the year ended December 31, 2010

			Year ended Dec. 31 2010
	Notes	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			105,290

Adjustments to profit:
Exploration and evaluation	a	(53,569)	(32,666)
Decommissioning and restoration liabilities and assets	b	(4,499)	(9,236)
Property, plant and equipment	c	(9,336)	(5,738)
Functional currency	d	(5,397)	(5,397)
Employee benefits	e	1,330	959
Provisions	f	473	337
“Own-use” derivatives	g	2,215	1,589
Effect of re-measuring taxes	i	—	1,019
Share-based payment	j	118	118
Other		(6)	(6)

Total adjustment to profit		(68,671)	(49,021)

Adjustment to other comprehensive income (loss):
Functional currency	d	(15,070)	(15,070)
Available-for-sale investments	i		(386)
Other		(2)	(2)

Total adjustment to OCI (loss)		(15,072)	(15,458)

Total adjustment to comprehensive income		(83,743)	(64,479)

Total comprehensive income under IFRS			40,811

Refer to pages 52 – 58 for schedules presenting the effect of transition to IFRSs on the balance sheet, statement of comprehensive income and statement of cash flows.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Notes to reconciliations:

Transition to IFRSs has resulted in the following adjustments as a result of applying the Group’s IFRS accounting policies as at January 1, 2010:

(a)	Exploration for and evaluation of mineral resources

The Group has selected an IFRS policy to expense the cost of its exploration and evaluation (“E&E”) activities and to capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Application of this policy resulted in a transition adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. Under IFRS, the Group began capitalizing Lalor project expenditures in January 2011, when it reached the end of the E&E phase. At that time, the Group had completed a preliminary feasibility study, some of the resources had been converted to reserves, and management had determined it was probable the property would be developed into a mine.

Under IFRS, the Group capitalizes option payments and records option payments received as a reduction to the cost of the related E&E asset, with any excess over cost recognized as a gain in the income statement. Upon transition to IFRS, the Group recorded adjustments to reduce the cost of E&E assets for option payments previously received and recorded in the income statement under Canadian GAAP. The Group also recorded adjustments to increase the cost of E&E assets for option payments it previously expensed under Canadian GAAP.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Decrease in exploration and evaluation assets within property, plant and equipment:
– Lalor Project	(32,779)	(53,254)	(86,123)
– Option payments	(882)	(1,107)	(1,107)
Tax effect:
– Income taxes	9,070	14,635	23,474
– Mining taxes	3,252	5,665	9,751

Decrease in retained earnings	(21,339)	(34,061)	(54,005)

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months ended Jun. 30, 2010	Year ended Dec. 31, 2010

Increase in exploration and evaluation expense	(11,500)	(20,700)	(53,569)
Tax effect:
– Income taxes	3,092	5,565	14,404
– Mining taxes	1,420	2,413	6,499

Decrease in comprehensive income	(6,988)	(12,722)	(32,666)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(b)	Decommissioning and restoration

As noted above, the Group applied the IFRS 1 exemption related to decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment.

Under Canadian GAAP, the Group applied a credit-adjusted, risk-free rate to measure its decommissioning and restoration liabilities and did not re-measure the liabilities as a result of changes in the discount rate. Under IFRS, the Group reflects risk in estimated future cash flows and applies a risk-free rate when measuring decommissioning and restoration liabilities and, in subsequent periods, re-measures the liabilities to reflect changes in the discount rate. Differences between historical, credit-adjusted Canadian GAAP discount rates and current, risk-free IFRS discount rates resulted in IFRS transition adjustments to increase decommissioning and restoration liabilities.

The increase in these liabilities also led to IFRS transition adjustments to increase the carrying value of decommissioning and restoration assets. Changes in decommissioning and restoration liabilities related to properties that have no remaining useful life are recorded against other operating expense. The changes to liability and asset balances also affected finance expense related to the unwinding of discounts on liabilities and depreciation expense.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Increase in decommissioning, restoration and similar liabilities	(31,100)	(40,956)	(51,814)
Increase in decommissioning and restoration assets within property, plant and equipment	24,275	30,667	40,490
Tax effect:
– Income taxes	(5,880)	(7,358)	(9,119)
– Mining taxes	(2,169)	(2,847)	(3,668)
Increase in non-controlling interest	(56)	(58)	(53)

Decrease in retained earnings	(14,930)	(20,552)	(24,164)

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months ended Jun. 30, 2010	Year ended Dec. 31, 2010

Decrease in finance expense – unwinding of discounts on provisions	373	741	1,389
Increase in other operating expense – cost of non-producing properties	(3,001)	(3,140)	(2,562)
Increase in cost of sales – depreciation and amortization	(715)	(1,065)	(3,326)
Tax effect:
– Income taxes	(1,381)	(1,478)	(3,238)
– Mining taxes	(638)	(678)	(1,499)

Decrease in comprehensive income	(5,362)	(5,620)	(9,236)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(c)	Property, plant and equipment

IFRS requires capitalized costs to be directly attributable to bringing assets to a working condition for their intended use and requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Under IFRS, components may be physical or non-physical. Costs of major inspections and overhauls are capitalized as separate components and depreciated over the useful lives of the major inspection or overhaul. Requirements under Canadian GAAP, while similar, are less specific.

Application of IFRS required the Group to account for components at a more detailed level. Identification of additional components with shorter useful lives than that of the item of property, plant and equipment resulted in IFRS transition adjustments to increase accumulated depreciation. For certain equipment, the increase in accumulated depreciation also reflected a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits was different at the lower level of componentization.

The Group recorded IFRS transition adjustments to increase the carrying value of property, plant and equipment for major inspection and overhauls of mobile equipment that required capitalization as separate components under IFRS but were expensed under Canadian GAAP.

In addition, IFRS requires depreciation of equipment used in construction projects to be capitalized. Canadian GAAP requirements, while similar, are less specific. The Group has recorded IFRS adjustments to reflect the capitalization of depreciation of equipment used in capital mine development. This resulted in increases to the capital cost of mining properties.

The Group recorded IFRS transition adjustments to decrease the carrying value of property, plant and equipment for owners’ costs that were capitalized to a development project under Canadian GAAP but under IFRS are not considered directly attributable to bringing the assets to a working condition for their intended use.

These changes resulted in adjustments to the Group’s depreciation expense throughout its 2010 transition year.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Decrease in property, plant and equipment	(7,994)	(15,852)	(17,330)
Tax effect:
– Income taxes	2,149	4,263	4,656
– Mining taxes	787	1,725	1,878

Decrease in retained earnings	(5,058)	(9,864)	(10,796)

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months ended Jun. 30, 2010	Year ended Dec. 31, 2010

Increase in cost of sales – depreciation and amortization	(3,778)	(7,858)	(9,336)
Tax effect:
– Income taxes	1,016	2,114	2,507
– Mining taxes	486	938	1,091

Decrease in comprehensive income	(2,276)	(4,806)	(5,738)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(d)	Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Under Canadian GAAP, the measurement currency of all Group entities was the Canadian dollar. Under IFRS, the Group determined the functional currency of its Guatemalan operations is the US dollar. To simplify the calculation of the transition adjustments, the Group elected the IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010; accordingly, the Group recorded the differences identified against retained earnings, rather than determining the portion that would otherwise have been recognized as cumulative translation differences in the foreign currency reserve. The Group gained control of the Back Forty project in Michigan during the third quarter of 2010 and identified a similar difference in functional currency between Canadian GAAP and IFRS.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

(Decrease) increase in capital works in progress within property, plant and equipment	(4,566)	316	(24,302)
(Decrease) increase in E&E assets within property, plant and equipment	(18)	64	(979)
Decrease (increase) in decommissioning and restoration liabilities	24	(63)	240
(Increase) decrease in other liabilities	(1)	(3)	8

Decrease in equity	(4,561)	314	(25,033)

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months ended Jun. 30, 2010	Year ended Dec. 31, 2010

Change in other finance losses – foreign exchange	8,000	2,339	(5,397)
Increase (decrease) in other comprehensive income – net loss on translation of foreign operations	9,128	2,535	(15,070)

Increase (decrease) in comprehensive income	17,128	4,874	(20,467)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(e)	Employee benefits

Under IFRS, past service costs are recognized over the vesting period, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, the Group recorded a transition adjustment to charge unamortized, vested past service costs to retained earnings. Also, as noted above, the Group elected the IFRS 1 exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings.

IFRSs currently in effect provide a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income. The Group chose to continue to apply the corridor method to recognize actuarial gains and losses in profit or loss under IFRS.

The transition adjustments described above, together with the Group’s policy choice for recognition of actuarial gains and losses under the corridor method, caused ongoing IFRS adjustments during the Group’s 2010 transition year.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Charge unamortized, vested past service costs to retained earnings: increase in pension obligations	(3,923)	(3,269)	(2,617)
Charge unamortized actuarial gains and losses to retained earnings:
– Decrease in pension obligations	4,376	4,376	4,400
– Increase in other employee benefits	(3,988)	(3,988)	(3,988)
Tax effect – income taxes	(106)	(292)	(477)

Decrease in retained earnings	(3,641)	(3,173)	(2,682)

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months ended Jun. 30, 2010	Year ended Dec. 31, 2010

Decrease in cost of sales – other cost of sales	327	654	1,330
Tax effect – income taxes	(93)	(186)	(371)

Increase in comprehensive income	234	468	959

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(f)	Provisions

IFRS requires recognition of provisions that are constructive obligations, which arise when an entity’s past practice or sufficiently detailed public statements have created a valid expectation in other parties that it will carry out an action. The Group recorded transition adjustments for donation commitments previously made that require recognition under IFRS as constructive obligations but under Canadian GAAP were recorded as payments were made.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Increase in other provisions
– Current (presented in other liabilities)	(546)	(578)	(524)
– Non-current	(810)	(410)	(359)
Tax effect – income taxes	317	201	181
Decrease in non-controlling interest	5	5	4

Decrease in retained earnings	(1,034)	(782)	(698)

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months ended Jun. 30, 2010	Year ended Dec. 31, 2010

Decrease in cost of sales – other cost of sales	47	168	237
Decrease in selling and administrative expenses	—	200	200
Decrease in other operating expenses	—	—	36
Tax effect – income taxes	(20)	(116)	(136)

Increase in comprehensive income	27	252	337

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(g)	“Own-use” derivatives

Under IFRS, contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are exempt from being treated as derivatives. This exemption is applied automatically under IFRS. Under Canadian GAAP, this exemption from derivative treatment is elective, not mandatory, and must be documented before it can be applied.

The Group recorded an IFRS transition adjustment to de-recognize derivative assets and liabilities recorded under Canadian GAAP for fixed-price zinc sales contracts that are accounted for using the “own-use” exemption under IFRS. Under Canadian GAAP, the Group had chosen not to apply the elective exemption to these contracts.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Decrease in derivative assets	(151)	(3,263)	(17)
Decrease in derivative liabilities	596	184	2,677
Tax effect – income taxes	(138)	857	(764)

Increase (decrease) in retained earnings	307	(2,222)	1,896

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months Ended Jun. 30, 2010	Year ended Dec. 31, 2010

(Decrease) increase in revenue – zinc	(4,510)	(3,524)	2,215
Tax effect – income taxes	1,274	995	(626)

(Decrease) increase in comprehensive income	(3,236)	(2,529)	1,589

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(h)	Non-controlling interest

IFRS requires presentation of non-controlling interests within equity on the balance sheet, separate from the equity of the owners of the parent entity. The Group has recorded a transition adjustment to reclassify non-controlling interests to equity from other long-term liabilities. The Group reflected the same reclassification as at January 1, 2010 in its Canadian GAAP financial statements upon early adoption of a new Canadian GAAP standard for non-controlling interests. This transition adjustment had no impact on retained earnings.

In addition, the Group recorded changes to non-controlling interests as a result of other transition adjustments.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Decrease in other long-term liabilities	1,305	—	—
Effect on non-controlling interest as a result of other transition adjustments	51	48	49

Increase in equity (non-controlling interest)	1,356	48	49
Effect on non-controlling interest arising from a change in functional currency	—	—	(326)

Total increase (decrease) in non-controlling interest	1,356	48	(277)

(i)	Equity reclassifications and adjustments for tax purposes

Under IFRS, current and deferred taxes are normally recognized in the income statement except to the extent that tax arises from an item that has been recognized outside the income statement. Accordingly, the effect of re-measuring taxes that were initially recognized outside the income statement is recorded in equity or other comprehensive income as applicable. The practice of tracking the re-measurement of taxes back to the item that originally triggered the recognition is commonly referred to as “backwards tracing”. Canadian GAAP prohibits backwards tracing, except on business combinations and financial reorganizations; accordingly, the effect of re-measuring taxes is generally recognized in the income statement, even if the taxes were initially recognized outside the income statement.

Under Canadian GAAP, the Group recognized the effect of re-measuring taxes related to available-for-sale investments, cash flow hedges and certain share issue costs in the income statement. Upon transition to IFRS, HudBay recorded an adjustment to reclassify the effect of re-measuring taxes related to these items within equity, from retained earnings to reserves within share capital. These backwards tracing adjustments had no impact on total equity. Backwards tracing adjustments during the 2010 fiscal year also affected income tax expense.

In the past under Canadian GAAP, the Group recognized the effect of the renunciation of tax deductions to holders of flow-through shares as a cost of issuing equity while under IFRS the renunciation of tax deductions is treated as a future tax expense. Upon transition to IFRS, HudBay recorded an adjustment to reclassify the effect of the renunciation of tax deductions related to flow-through shares within equity, from reserves within share capital to retained earnings.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

In addition, during the three months ended June 30, 2010, the Group adjusted its estimate of deferred mining taxes related to IFRS adjustments as a result of changes in assumptions related to the tax rate that will be applicable when temporary differences reverse. The province of Manitoba imposes a mining tax rate based on the level of mining profit of mineral products mined in the province. Consequently, changes in assumptions regarding future mining profit can significantly affect the applicable tax rate.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Backwards tracing – share issue costs
– Increase to share capital	(5,931)	(5,931)	(5,931)
Flow through shares
– Increase to share capital	(6,369)	(6,369)	(6,369)
Backwards tracing – other comprehensive income
– Increase to available-for-sale reserve	(491)	(491)	(491)
– Decrease to hedging reserve	140	140	140
Effect of change in estimates
– Income taxes – increase to deferred tax liability	—	—	(300)
– Mining taxes – increase to deferred tax asset	—	571	571

Decrease in retained earnings	(12,651)	(12,080)	(12,380)

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months ended Jun. 30, 2010	Year ended Dec. 31, 2010

Transfer from available-for-sale reserve to income statement:
Decrease in income tax expense	—	—	386
Decrease in OCI			(386)
Decrease in income tax expense	188	188	62
Decrease in mining tax expense	571	571	571

Increase in comprehensive income	759	759	633

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(j)	Share-based payment

IFRS requires measurement of equity-settled instruments based on the number of equity instruments that are expected to vest, unless forfeitures are due to market-based conditions. Under Canadian GAAP, HudBay accrues compensation cost as if all equity instruments granted were expected to vest and recognizes the effect of actual forfeitures as they occur.

Upon transition to IFRS, the Group calculated an adjustment to reflect the effect of estimating forfeitures for unvested stock options outstanding as at January 1, 2010 and reclassified amounts within equity, from other capital reserve to retained earnings. The Group determined its estimate of forfeitures using historical information available at the transition date.

This transition adjustment had no impact on total equity.

Balance sheet	Jan. 1, 2010	Jun. 30, 2010	Dec. 31, 2010

Decrease in other capital reserve	232	279	350

Increase in retained earnings	232	279	350

Statement of comprehensive income	Three months ended Jun. 30, 2010	Six months Ended Jun. 30, 2010	Year ended Dec. 31, 2010

(Increase) decrease in selling and administrative expenses – share-based payment	(6)	47	118

(Decrease) increase in comprehensive income	(6)	47	118

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

(k)	Other reclassifications not affecting total equity

The Group’s opening balance sheet reflects the following reclassifications:

•	Materials and supplies inventory of $5,188 (June 30, 2010 – $5,188; December 31, 2010 – $6,052) was reclassified to non-current inventories.

•

Current future tax assets of $23,152 (June 30, 2010 – $15,011; December 31, 2010 – $15,431) and current future tax liabilities of $75 (June 30, 2010 – $70; December 31, 2010 – $0; presented in current portion of other liabilities) were reclassified to non-current deferred tax assets and liabilities, as IFRS does not permit current asset / liability presentation for deferred taxes.

•

Available-for-sale investments of $27,249 (June 30, 2010 – $19,994; December 31, 2010 – $104,990) were presented on a separate balance sheet line under Canadian GAAP and have been reclassified to other financial assets under IFRS.

•

Non-current prepaid expenses of $0 (June 30, 2010 – $0; December 31, 2010 – $1,884) were included in other assets under Canadian GAAP and have been reclassified to a separate balance sheet line under IFRS.

•	Non-current future tax assets of $19,720 (June 30, 2010 – $20,759; December 31, 2010 – $8,636; presented in other assets) were reclassified to a separate line titled deferred tax assets.

•	Intangible assets (capitalized computer software) of $1,967 (June 30, 2010 – $3,533; December 31, 2010 – $7,083) were reclassified from other assets to a separate line on the balance sheet.

•	Current derivative liabilities of $3,503 (June 30, 2010 – $3,685; December 31, 2010 – $5,445) were reclassified from current portion of other liabilities to a separate line on the balance sheet.

•	Accruals of $3,626 (June 30, 2010 – $2,910; December 31, 2010 – $1,603) were reclassified from accounts payable and accrued liabilities to current provisions (presented in other liabilities).

•	Accruals of $651 (June 30, 2010 – $745; December 31, 2010 – $879) were reclassified from accounts payable and accrued liabilities to current other employee benefits (presented in other liabilities).

•	Accruals of $3,659 (June 30, 2010 – $5,698; December 31, 2010 – $3,446) were reclassified from accounts payable and accrued liabilities to non-current other employee benefits.

•

Liabilities for deferred share units of $1,190 (June 30, 2010 – $1,635; December 31, 2010 – $3,167) were reclassified from other employee future benefits and stock-based compensation to current provisions (presented in other liabilities).

•

Liabilities for restricted share units of $0 (June 30, 2010 – $285; December 31, 2010 – $1,641) were reclassified from other employee future benefits and stock-based compensation to non-current provisions.

•	Contributed surplus of $26,717 (June 30, 2010 – $23,491; December 31, 2010 – $24,205) was

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

reclassified within equity to reserves (other capital reserves).

The Group’s statement of comprehensive income for the six months ended June 30, 2010 reflects the following reclassifications:

•

Depreciation expense of $57,351 (three months ended June 30, 2010 – $29,992; year ended December 31, 2010 – $103,399) was reclassified into the functions cost of sales, selling and administrative expenses and other operating expenses.

•

Stock-based compensation expense of $1,123 (three months ended June 30, 2010 – $667; year ended December 31, 2010 – $6,511) was reclassified primarily into the functions cost of sales and selling and administrative expenses.

•

Accretion expense of $2,420 (three months ended June 30, 2010 – $1,210; year ended December 31, 2010 – $4,352) related to decommissioning and restoration liabilities was reclassified to finance expense (unwinding of discounts on provisions).

•

Foreign exchange losses of $701 (three months ended June 30, 2010 – gains of $4,174; year ended December 31, 2010: losses of $8,477) were reclassified from operating expenses to other finance gains/losses.

•

Costs of non-producing properties of $10,314 (three months ended June 30, 2010 – $7,426; year ended December 31, 2010 – $22,882) were reclassified out of operating expenses and into other operating expenses.

•

Administrative expenses of $4,324 (three months ended June 30, 2010 – $2,337; year ended December 31, 2010 – $8,139) directly related to producing properties were reclassified out of general and administrative expenses and into cost of sales.

•	Selling costs of $1,273 (three months ended June 30, 2010 – $546; year ended December 31, 2010 – $2,769) were reclassified out of operating expenses and into selling and administrative expenses.

•	Capital tax and other expenses of $667 (three months ended June 30, 2010 – $348; year ended December 31, 2010 – $597) were reclassified from operating expenses to finance expenses.

•

Gains on the disposal of available-for-sale investments of $1,094 (three months ended June 30, 2010 – $0; year ended December 31, 2010 – $2,124) were reclassified from interest and other income to other finance gains/losses.

•	Amounts of $6 (three months ended June 30, 2010 – $29; year ended December 31, 2010 – $162) were reclassified among interest and other income, other operating income and finance expenses.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Effect of transition to IFRS on the balance sheet as at January 1, 2010 (date of transition to IFRS)

	Canadian GAAP	IFRS Reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Assets:						Assets:
Current assets:						Current assets:
Cash and cash equivalents	886,814				886,814	Cash and cash equivalents
Account receivable	40,187	(1)	(1)		40,185	Trade and other receivables
Inventories	131,128	(5,188)		k	125,940	Inventories
Prepaid expenses and other current assets	7,990				7,990	Prepaid expenses and other current assets
Current portion of fair value of derivatives	1,106		(151)	g	955	Other financial assets
Income taxes receivable	15,313				15,313	Current tax assets
Future tax assets	23,152	(23,152)		k	—

	1,105,690	(28,341)	(152)		1,077,197
	—	5,188		k	5,188	Inventories
AFS investments	27,249	(27,249)		k	—
Other assets	81,113	5,563	—	k	86,676	Other financial assets
	—	1,967		k	1,967	Intangible assets
Property, plant and equipment	818,634		(21,965)	a,b,c,d	796,669	Property, plant and equipment
	—	42,872	1,737	a,b,c,f,k	44,609	Deferred tax assets

	2,032,686	—	(20,380)		2,012,306

Liabilities and Shareholders’ Equity:						Liabilities and Equity:
Current liabilities:						Current liabilities:
Accounts payable and accrued liabilities	119,738	(7,936)		k	111,802	Trade and other payables
Taxes payable	—				—	Taxes payable
	—	3,503	(596)	g,k	2,907	Derivative liabilities
Current portion of other liabilities	40,228	1,889	543	d,f,k	42,660	Other liabilities

	159,966	(2,544)	(53)		157,369
Pension obligations	516		(453)	e	63	Pension obligations
Other employee future benefits and DSUs	81,287	2,469	3,988	e,k	87,744	Other employee benefits
Asset retirement obligations	49,133		31,888	b,d,f	81,021	Provisions
Fair value of derivatives	7,068				7,068	Derivative liabilities
Other liabilities	1,305		(1,305)	h	—
Future income tax	34,927	75	(5,545)	a,b,c,e,f,g,k	29,457	Deferred tax liabilities

	334,202	—	28,520		362,722

Shareholders’ equity:						Equity:
Common shares	644,127		12,300	i	656,427	Share capital
Contributed surplus	26,717	(26,717)		k	—
Retained earnings	1,021,195		(62,677)	a,b,c,d,e,f,g,i,j	958,518	Retained earnings
Accumulated other comprehensive income	6,445	26,717	118	i,j,k	33,280	Reserves
Non-controlling interest			1,359	b,f,h	1,359	Non-controlling interest

	1,698,484	—	(48,900)		1,649,584

	2,032,686	—	(20,380)		2,012,306

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Effect of transition to IFRS on the balance sheet as at June 30, 2010

Canadian GAAP captions	Canadian GAAP	Reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Assets:						Assets:
Current assets:						Current assets:
Cash and cash equivalents	911,778				911,778	Cash and cash equivalents
Account receivable	49,840				49,840	Trade and other receivables
Inventories	85,424	(5,188)		k	80,236	Inventories
Prepaid expenses and other current assets	5,957				5,957	Prepaid expenses and other current assets
Current portion of fair value of derivatives	8,181		(3,218)	g	4,963	Other financial assets
Future tax assets	15,011	(15,011)		k	—

	1,076,191	(20,199)	(3,218)		1,052,774
	—	5,188		k	5,188	Inventories
AFS investments	19,994	(19,994)		k	—
Other assets	89,903	(4,298)	(45)	g,k	85,560	Other financial assets
	—	3,533		k	3,533	Intangible assets
Property, plant and equipment	835,996		(39,166)	a,b,c,d	796,830	Property, plant and equipment
	—	35,770	4,921	a,b,c,f,i,k	40,691	Deferred tax assets

	2,022,084	—	(37,508)		1,984,576

Liabilities and Shareholders’ Equity:						Liabilities and Equity:
Current liabilities:						Current liabilities:
Accounts payable and accrued liabilities	105,534	(9,353)	(10)	d,k	96,171	Trade and other payables
Taxes payable	27,472				27,472	Taxes payable
	—	3,685	(100)	g,k	3,585	Derivative liabilities
Current portion of other liabilities	23,439	1,535	601	d,f,k	25,575	Other liabilities

	156,445	(4,133)	491		152,803
Pension obligations	9,511		(1,107)	e	8,404	Pension obligations
Other employee future benefits and DSUs	84,453	3,778	3,988	e,k	92,219	Other employee benefits
Asset retirement obligations	54,431	285	41,424	b,d,f,k	96,140	Provisions
Fair value of derivatives	243		(84)	g	159	Derivative liabilities
Future income tax	35,276	70	(12,499)	a,b,c,e,f,g,k	22,847	Deferred tax liabilities

	340,359	—	32,213		372,572

Shareholders’ equity:						Equity:
Common shares	624,155		12,300	i	636,455	Share capital
Contributed surplus	23,491	(23,491)		k	—
Retained earnings	1,022,264		(84,683)	a,b,c,d,e,f,g,i,j	937,581	Retained earnings
Accumulated other comprehensive income	10,634	23,491	2,606	d,i,j,k	36,731	Reserves
Non-controlling interest	1,181		56	b,f,h	1,237	Non-controlling interest

	1,681,725	—	(69,721)		1,612,004

	2,022,084	—	(37,508)		1,984,576

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Effect of transition to IFRS on the balance sheet as at December 31, 2010

Canadian GAAP captions	Canadian GAAP	Reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Assets:						Assets:
Current assets:						Current assets:
Cash and cash equivalents	901,693				901,693	Cash and cash equivalents
Account receivable	78,168				78,168	Trade and other receivables
Inventories	121,694	(6,052)		k	115,642	Inventories
Prepaid expenses and other current assets	9,992	2			9,994	Prepaid expenses and other current assets
Current portion of fair value of derivatives	3,813		(18)	g	3,795	Other financial assets
Income taxes receivable	99				99	Current tax assets
Future tax assets	15,431	(15,431)		k	—

	1,130,890	(21,481)	(18)		1,109,391
	—	6,052		k	6,052	Inventories
AFS investments	104,990	(104,990)		k	—
	—	1,884	—	k	1,884	Prepaid expenses
Other assets	30,300	87,386	—	k	117,686	Other financial assets
	—	7,083		k	7,083	Intangible assets
Property, plant and equipment	906,906		(89,348)	a,b,c,d	817,558	Property, plant and equipment
	—	24,066	8,340	a,b,c,f,i,k	32,406	Deferred tax assets

	2,173,086	—	(81,026)		2,092,060

Liabilities and Shareholders’ Equity:						Liabilities and Equity:
Current liabilities:						Current liabilities:
Accounts payable and accrued liabilities	139,480	(5,928)	45	d,k	133,597	Trade and other payables
Taxes payable	33,088				33,088	Taxes payable
	—	5,445	(2,678)	g,k	2,767	Derivative liabilities
Current portion of other liabilities	55,800	204	449	d,f,k	56,453	Other liabilities

	228,368	(279)	(2,184)		225,905
Pension obligations	2,604		(1,782)	e	822	Pension obligations
Other employee future benefits and DSUs	90,439	(1,362)	3,989	e,k	93,066	Other employee benefits
Asset retirement obligations	58,915	1,641	51,958	b,d,f,k	112,514	Provisions
Fair value of derivatives	1,633		(1)		1,632	Derivative liabilities
Future income tax	42,146	—	(17,844)	a,b,c,e,f,g,i	24,302	Deferred tax liabilities

	424,105	—	34,136		458,241

Shareholders’ equity:						Equity:
Common shares	629,861		12,300	i	642,161	Share capital
Contributed surplus	24,205	(24,205)		k	—
Retained earnings	1,043,516		(112,052)	a,b,c,d,e,f,g,i,j	931,464	Retained earnings
Accumulated other comprehensive income	41,697	24,205	(15,130)	d,i,j,k	50,772	Reserves
Non-controlling interest	9,702		(280)	b,d,f,h	9,422	Non-controlling interest

	1,748,981	—	(115,162)		1,633,819

	2,173,086	—	(81,026)		2,092,060

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Effect of transition to IFRS on statement of comprehensive income for the three months ended June 30, 2010

Canadian GAAP captions	Canadian GAAP	IFRS reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Revenue	191,851		(4,510)	g	187,341	Revenue
Operating expenses	(118,190)	5,874	1,184	c,e,f,k	(111,132)	Cost of sales
Depreciation and amortization	(29,992)	72	(5,303)	b,c,k	(35,223)	Cost of sales – depreciation and amortization
General and administrative	(6,251)	1,205	(6)	j,k	(5,052)	Selling and administrative
Stock-based compensation	(667)	667		k	—
Accretion	(1,210)	1,210		k	—
Foreign exchange gain (loss)	4,174	(4,174)		k	—
Exploration	(7,245)	(18)	(11,500)	a,k	(18,763)	Exploration and evaluation
		40		k	40	Other operating income
		(7,449)	(3,138)	b,k	(10,587)	Other operating expenses
Interest and other income	956	(28)		k	928	Finance income
	—	(1,573)	373	b,k	(1,200)	Finance expenses
Gain (loss) on derivative instruments	1,257	4,174	8,011	d,k	13,442	Other finance gains (losses)

Earnings before tax	34,683	—	(14,889)		19,794	Profit before tax
Tax expense	(21,410)		5,915	a,b,c,e,f,g,i	(15,495)	Tax expense

Net earnings for the period	13,273	—	(8,974)		4,299	Profit for the period

Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Cash flow hedges	7,274		—		7,274	Cash flow hedges
AFS investments	(5,444)		(1)		(5,445)	AFS investments
Currency translation adjustments	—		9,127	d	9,127	Foreign currency translation

Other comprehensive income (loss), net of tax	1,830		9,126		10,956	Other comprehensive income (loss), net of tax

Total comprehensive income for the period	15,103	—	152		15,255	Total comprehensive income

Attributable to:						Attributable to:

Equity holders of the Company	15,103	—	284	a,b,c,d,e,f,g,i,j	15,387	Equity holders of the Company
Non-controlling interest	—	—	(132)	b,h	(132)	Non-controlling interest

Total comprehensive income	15,103	—	152		15,255	Total comprehensive income

Earnings per share						Earnings per share
Basic	$0.09		$(0.06)		$0.03	Basic
Diluted	$0.09		$(0.06)		$0.03	Diluted

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Effect of transition to IFRS on statement of comprehensive income for the six months ended June 30, 2010

Canadian GAAP captions	Canadian GAAP	IFRS reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Revenue	432,171		(3,524)	g	428,647	Revenue
Operating expenses	(263,032)	7,635	1,632	c,e,f,k	(253,765)	Cost of sales
Depreciation and amortization	(57,351)	141	(9,731)	b,c,k	(66,941)	Cost of sales – depreciation and amortization
General and administrative	(11,744)	2,163	247	f, j,k	(9,334)	Selling and administrative
Stock-based compensation	(1,123)	1,123		k	—
Accretion	(2,420)	2,420		k	—
Foreign exchange gain (loss)	(701)	701		k	—
Exploration	(13,000)	(18)	(20,700)	a,k	(33,718)	Exploration and evaluation
		51		k	51	Other operating income
		(10,419)	(3,269)	b,k	(13,688)	Other operating expenses
Interest and other income	2,984	(1,087)		k	1,897	Finance income
	—	(3,103)	741	b,k	(2,362)	Finance expenses
Gain (loss) on derivative instruments	1,264	393	2,339	d,k	3,996	Other finance gains (losses)

Earnings before tax	87,048	—	(32,265)		54,783	Profit before tax

Tax expense	(50,216)		10,325	a,b,c,e,f,g,i	(39,891)	Tax expense

Net earnings for the period	36,832	—	(21,940)		14,892	Profit for the period

Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Cash flow hedges	11,464		1		11,465	Cash flow hedges
AFS investments	(7,275)		(1)		(7,276)	AFS investments
Currency translation adjustments	—		2,534	d	2,534	Foreign currency translation

Other comprehensive income (loss), net of tax	4,189		2,534		6,723	Other comprehensive income (loss), net of tax

Total comprehensive income for the period	41,021	—	(19,406)		21,615	Total comprehensive income

Attributable to:						Attributable to:

Equity holders of the Company	41,011	—	(19,274)	a,b,c,d,e,f,g,i,j	21,737	Equity holders of the Company
Non-controlling interest	10	—	(132)	b,h	(122)	Non-controlling interest

Total comprehensive income	41,021	—	(19,406)		21,615	Total comprehensive income

Earnings per share						Earnings per share
Basic	$0.24		$(0.14)		$0.10	Basic
Diluted	$0.24		$(0.14)		$0.10	Diluted

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Effect of transition to IFRS on statement of comprehensive income for the year ended December 31, 2010

Canadian GAAP captions	Canadian GAAP	IFRS reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Revenue	778,818		2,214	g	781,032	Revenue
Operating expenses	(451,106)	17,216	2,377	c,e,f,k	(431,513)	Cost of sales
Depreciation and amortization	(103,399)	382	(13,471)	b,c,k	(116,488)	Cost of sales – depreciation and amortization
General and administrative	(28,132)	(378)	318	f, j,k	(28,192)	Selling and administrative
Stock-based compensation	(6,511)	6,511		k	—
Accretion	(4,352)	4,352		k	—
Foreign exchange gain (loss)	(8,477)	8,477		k	—
Exploration	(29,822)	(104)	(53,568)	a,k	(83,494)	Exploration and evaluation
		803		k	803	Other operating income
		(23,032)	(2,525)	b,f,k	(25,557)	Other operating expenses
Interest and other income	8,323	(1,961)		k	6,362	Finance income
	—	(5,914)	1,383	b,k	(4,531)	Finance expenses
Gain (loss) on derivative instruments	2,763	(6,352)	(5,397)	d,k	(8,986)	Other finance gains (losses)

Earnings before tax	158,105	—	(68,669)		89,436	Profit before tax
Tax expense	(88,067)		19,648	a,b,c,e,f,g,i	(68,419)	Tax expense

Net earnings for the year	70,038	—	(49,021)		21,017	Profit for the year

Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Cash flow hedges	3,019		(2)		3,017	Cash flow hedges
AFS investments	32,233		(386)	i	31,847	AFS investments
Currency translation adjustments	—		(15,070)	d	(15,070)	Foreign currency translation

Other comprehensive income (loss), net of tax	35,252		(15,458)		19,794	Other comprehensive income (loss), net of tax

Total comprehensive income for the period	105,290	—	(64,479)		40,811	Total comprehensive income

Attributable to:						Attributable to:

Equity holders of the Company	108,237	—	(64,150)	a,b,c,d,e,f,g,i,j	44,087	Equity holders of the Company
Non-controlling interest	(2,947)	—	(329)	b,d,f,h	(3,276)	Non-controlling interest

Total comprehensive income (loss), net of tax	105,290	—	(64,479)		40,811	Total comprehensive income for the year

Earnings per share						Earnings per share
Basic	$0.48		$(0.32)		$0.16	Basic
Diluted	$0.48		$(0.32)		$0.16	Diluted

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

Effect of transition to IFRS on statement of cash flows for the three months ended June 30, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	84,656	(11,796)	72,860
Net cash flows from investing activities	(43,896)	11,796	(32,100)
Net cash flows from financing activities	(41,618)	—	(41,618)

Net increase (decrease) in cash and cash equivalents	(858)	—	(858)
Effect of movement in exchange rates on cash and cash equivalents	2,643	—	2,643
Cash and cash equivalents, beginning of period	909,993	—	909,993

Cash and cash equivalents, end of period	911,778	—	911,778

Effect of transition to IFRS on statement of cash flows for the six months ended ended June 30, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	158,793	(21,563)	137,230
Net cash flows from investing activities	(75,125)	21,563	(53,562)
Net cash flows from financing activities	(59,345)	—	(59,345)

Net increase (decrease) in cash and cash equivalents	24,323	—	24,323
Effect of movement in exchange rates on cash and cash equivalents	641	—	641
Cash and cash equivalents, beginning of period	886,814	—	886,814

Cash and cash equivalents, end of period	911,778	—	911,778

Effect of transition to IFRS on statement of cash flows for the year ended December 31, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	255,590	(64,280)	191,310
Net cash flows from investing activities	(162,275)	64,280	(97,995)
Net cash flows from financing activities	(75,610)	—	(75,610)

Net increase (decrease) in cash and cash equivalents	17,705	—	17,705
Effect of movement in exchange rates on cash and cash equivalents	(2,826)	—	(2,826)
Cash and cash equivalents, beginning of period	886,814	—	886,814

Cash and cash equivalents, end of period	901,693	—	901,693

Significant reclassifications in the Group’s statement of cash flows for the six months ended June 30, 2010 include:

•

Expenditures of $20,475 (three months ended June 30, 2010 – $11,425; year ended December 31, 2010 – $53,344) on the Group’s Lalor project have been classified in operating activities, consistent with the adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three and six months ended June 30, 2011

•

Expenditures of $810 (three months ended June 30, 2010 – $810; year ended December 31, 2010 – $810) on major overhauls and inspections have been classified as investing activities. These costs are capitalized under IFRS but were previously expensed under Canadian GAAP.

•

Option payments received of $225 (three months ended June 30, 2010 – $75; year ended December 31, 2010 – $225) have been classified in investing activities. These amounts were recognized in the income statement under Canadian GAAP.

•

Interest income received of $1,764 (three months ended June 30, 2010 – $1,029; year ended December 31, 2010 – $5,664) has been reclassified from operating activities to investing activities, consistent with the Group’s IFRS policy choice.